Exhibit 99.1

Nexters announces results for the first nine months and third quarter of 2022

December 6, 2022 – Limassol, Cyprus – Nexters Inc. (NASDAQ: GDEV), an international game development company (“Nexters” or the “Company”) released its unaudited financial and operational results for the first nine months and third quarter ended September 30, 2022.

Third Quarter 2022 Highlights

Financial:

●	Quarterly revenues of $125 million, growing 8% year-over-year.
●	Net income for the third quarter of 2022 of $31 million vs. net losses of $104 million in the respective period of 2021
●	Adjusted EBITDA of $55 million for the third quarter of 2022 compared to the $14 million in the respective period of 2021
●	Сash flow generated from operating activities of $60 million for the third quarter of 2022 growing 17% year-over-year

Corporate updates:

●	On November 8, 2022, the Company published its inaugural Sustainability Report. That report describes Nexters’ philosophy and progress in social initiatives as well environment efforts and recent strengthening of our corporate governance.
●	On December 2, 2022, Sergei Zaitsev has been elected to the Board of Directors as a nominee of Everix Investments Limited in accordance with Regulation 9.2 of the Company’s Articles, replacing its former nominee, Dmitrii Bukhman, who resigned from the Board with effect as of the same date.

First nine months and Third quarter 2022 financial performance in comparison

US$ million	Q3 2022	Q3 2021	Change (%)	9M 2022	9M 2021	Change (%)
Revenue	125	115	8%	377	312	21%
Platform commissions	(34)	(31)	10%	(103)	(85)	21%
Game operation cost	(8)	(2)	>100%	(14)	(6)	>100%
Selling and marketing expenses	(20)	(64)	(68)%	(112)	(219)	(49)%
G&A expenses	(14)	(5)	>100%	(28)	(10)	>100%
Share listing expense	—	(125)	>100%	—	(125)	>100%
Net Income/(Loss)	31	(104)	>100%	87	(136)	>100%
Adjusted EBITDA	55	14	>100%	129	(7)	>100%
Cash flows generated from operating activities	60	51	17%	99	62	61%

First nine months 2022 financial performance

In the first nine months of 2022 our revenue increased by $65 million (or 21%) year-over-year and amounted to $377 million, driven primarily by a decrease of $140 million in change of deferred revenues during first nine months of 2022 vs. the same period in the prior year and partially offset by a decrease in bookings in the amount of $75 million (or 18%) year-over-year.

Platform commissions increased by 21% in the first nine months of 2022 compared with the same period in 2021, in line with the increase in revenues.

Game operation costs increased by $9 million (or 161%) in the first nine months of 2022 vs. the same period in the prior year to reach $14 million due to the increase in the scale of our operations, costs of the subsidiaries acquired in the first nine months of 2022 vs. nil in 2021, special costs related to the relocation of personnel in the third quarter of 2022.

Selling and marketing expenses in the first nine months 2022 decreased by $108 million and amounted to $112 million. The decrease was mainly due to the massive scaling of the investments into new players in the first nine months of 2021 amplified by a substantial decrease in the marketing investments in the first nine months of 2022 driven by the general saturation of the market as well as the suspension of our marketing activities in Russia and Belarus due to recent geopolitical events.

General and administrative expenses increased by $17 million in the first nine months of 2022 vs. the first nine months of 2021. The increase was primarily driven by i) the loss on disposal of discontinued operations in the amount of $5 million in the third quarter of 2022 vs. nil in the first nine months of 2021; ii) expected credit losses associated with loans provided to equity associates in the amount of $6 million in the first nine months of 2022 vs. nil in the first nine months of 2021; and iii) an increase in personnel and other expenses resulting from the expansion of the scale of our operations during the second half of 2021 which affected our costs in the first nine months of 2022 as well as by special costs related to the relocation of personnel and costs related to the reduction in headcount in the second and third quarters of 2022.

As a result of the factors above, amplified by the share listing expense in the amount of $125 million recorded in the third quarter of 2021 vs. nil in the first nine months of 2022, net income in the first nine months of 2022 increased by $223 million and amounted to $87 million vs. a net loss of $136 million in the respective period of 2021, while Adjusted EBITDA amounted to $129 million, an increase of $136 million compared with the same period of 2021 due to the same factors, other than the impact of the share listing expense and the loss on disposal of the discontinued operations because these items are excluded from Adjusted EBITDA.

Cash flows generated from operating activities amounted to $99 million in the first nine months of 2022, an increase of $37 million vs. the first nine months of 2021.

Third quarter 2022 financial performance

In the third quarter of 2022, our revenue increased by $10 million (or 8% year-over-year) and amounted to $125 million, driven primarily by a decrease of $56 million in change of deferred revenues during the third quarter of 2022 vs. the same period in the prior year, partially offset by a decrease in bookings in the amount of $47 million (or 31%) year-over-year.

Platform commissions increased by 10% in the third quarter of 2022 compared with the same period in 2021, generally in line with the increase in revenues.

Game operation costs increased by $6 million in the third quarter of 2022 mainly due to the increase in the scale of our operations, costs of the subsidiaries acquired in the beginning of 2022 vs nil in 2021 and special costs related to the relocation of personnel in the third quarter of 2022.

Selling and marketing expenses in the third quarter of 2022 decreased by $43 million, or 68% year-over-year, and amounted to $20 million. The decrease was mainly due to the massive scaling of the investments into new players in the third quarter of 2021 amplified by a substantial decrease in the marketing investments in the third quarter of 2022 driven by the general saturation of the market as well as the suspension of our marketing activities in Russia and Belarus due to recent geopolitical events.

General and administrative expenses increased by $9 million in the third quarter 2022 vs. the third quarter 2021. The increase was primarily driven by i) the loss on disposal of discontinued operations in the amount of $5 million in the third quarter of 2022 vs. nil in the third quarter of 2021; ii) expected credit losses associated with loans provided to equity associates in the amount of $2 million in the third quarter of 2022 vs. nil in the third quarter of 2021; and iii) special costs related to the relocation of personnel in the third quarter of 2022.

As a result of the factors above, amplified by the share listing expense in the amount of $125 million recorded in the third quarter of 2021 vs. nil in the third quarter of 2022, net income in the third quarter of 2022 increased by $135 million and amounted to $31 million vs. a net loss of $104 million in the respective period of 2021, while Adjusted EBITDA amounted to $55 million, an increase of $41 million compared with the same period of 2021 due to the same factors, other than the impact of the share listing expense and the loss on disposal of the discontinued operations, which items are excluded from Adjusted EBITDA.

Cash flows generated from operating activities amounted to $60 million in the third quarter of 2022, an increase of $9 million vs. the third quarter of 2021.

Third quarter operational performance in comparison

	Q3 2022	Q3 2021	Change (%)		9M 2022	9M 2021	Change (%)
Bookings ($ million)	105	151	(31)%		343	418	(18)%
share of advertising	4.6%	5.9%	(1.3	)p.p.	4.5%	4.7%	(0.2	)p.p.
MPU (thousand)	305	371	(18)%		341	361	(6)%
ABPPU ($)	109	128	(15)%		107	123	(13)%

The share of advertisement sales as a percentage of total bookings decreased in the third quarter of 2022 to 4.6% compared to 5.9% in the respective period of 2021, a decrease of 1.3 p.p. mainly due to the general decline of the advertising market amplified by the fact that the advertisers’ preferences shifted to non-gaming advertising venues in the third quarter of 2022 vs. the same period in the prior year.

2021 was characterised by a relatively high investment in marketing, which led to high growth in MPUs. The decrease in the marketing investments for the majority of 2022 resulted in a corresponding decrease in MPUs in the third quarter 2022, which reached 305 thousand in the third quarter of 2022 vs. 371 thousand in the respective period of 2021, a decline of 18%.

Split of bookings by platform	Q3 2022	Q3 2021	9M 2022	9M 2021
Mobile	63%	70%	64%	68%
Desktop	37%	30%	36%	32%

In the third quarter of 2022, the share of desktop versions of our games increased by 7 p.p., relative to the same period of 2021 enabling us to access a wider audience and expanding our addressable market.

Split of bookings by geography	Q3 2022	Q3 2021	9M 2022	9M 2021
US	35%	30%	33%	32%
Asia	25%	26%	26%	24%
Europe	20%	21%	21%	22%
Other**	20%	23%	20%	22%

Our split of bookings by geography in the third quarter of 2022 remained broadly similar to the split in the third quarter of 2021 with a general increase in the share of US bookings.

Note:

*Due to rounding the numbers presented throughout this document may not precisely add up to the totals. The period-over-period percentage changes are based on the actual numbers and may therefore differ from the percentage changes if those would be calculated based on the rounded numbers.

**Starting from the second quarter of 2022 the “FSU” category was merged with “Other” category due to the substantial decrease of its share in the total bookings and lower strategic importance as a result of user acquisition investment suspension since February 2022.

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of inspired gaming professionals. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

rs@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-1, as amended, initially filed by the Company on September 22, 2021, as the most recently amended, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Presentation of Non-IFRS Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted EBITDA” (the “Non-IFRS Financial Measure”). The Company defines Adjusted EBITDA as the net income/loss as presented in the Company's financial statements in accordance with IFRS, adjusted to exclude (i) other comprehensive income/loss, (ii) loss for the period from discontinued operations, (iii) income tax expense, (iv) net finance income/expense, (v) change in fair value of share warrant obligations and other financial instruments, (vi) share of loss of equity-accounted associates, (vii) depreciation and amortization, (viii) share-based payments and (ix) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance. The Company uses this Non-IFRS Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-IFRS Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-IFRS Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the net income/loss to the Adjusted EBITDA

(US$ million)	Q3 2022	Q3 2021	9M 2022	9M 2021
Net income/(loss)	31	(104)	87	(136)
Add back:
Other comprehensive (income)/loss	0.9	0.1	(2)	0.4
Loss on sale of discontinued operations	5	—	5	—
Loss for the period from discontinued operations	3	5	23	12
Tax expense	2	0.3	4	0.8
Finance (income)/expense, net	2	0.8	1	2
Change in fair value of share warrant obligations and other financial instruments	5	(14)	(2)	(14)
Share of loss of equity-accounted associates	4	—	6	—
Listing expense	—	125	—	125
D&A	1	0.1	4	0.4
Share based payments	1	0.2	3	0.9
Impairment of intangible assets	0.3	—	0.5	—
Adjusted EBITDA	55	14	129	(7)